Exhibit 99.2

CASI Pharmaceuticals Inc. 1 Business and Clinical Update May 21, 2025

The information contained in this presentation has been prepared by CASI Pharmaceuticals, Inc. (the “Company”) and contains information pertaining to the business and operations of the Company. The information contained in this presentation: (a) is provided as at the date hereof, is subject to change without notice, and is based on publicly available information, internal ly developed data as well as third party information from other sources; (b) does not purport to contain all the information tha t m ay be necessary or desirable to fully and accurately evaluate an investment in the Company; and (c) is not to be considered as a recommendation by the Company that any person make an investment in the Company. Where any opinion or belief is expressed in this presentation, it is based on certain assumptions and limitations and is an expression of present opinion or belief only. Th is presentation should not be construed as legal, financial or tax advice to any individual, as each individual’s circumstances are different. This document is for informational purposes only and should not be considered a solicitation or recommendation to purchase, sell or hold a security. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale o f t hese securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registrati on or qualification under the securities laws of any such state or other jurisdiction. In making an investment decision, investors mus t rely upon their own examination of the Company and the terms of the private placement, including the merits and risks involved. Disclaimer 1

Except for statements of historical fact, certain information contained herein constitutes forward - looking statements, which inc lude but are not limited to statements regarding: expectations regarding our ability to advance product candidates through preclinical and cl inical development; expectations regarding the efficacy, durability of effect and safety of our product candidates; expectations reg ard ing our plans for preclinical studies, clinical trials and research and development programs, including timing of clinical trials and re ceipt of data readouts; and the time periods over which the Company’s capital resources will be sufficient to fund its anticipated operatio ns; the Company’s business strategy objectives and goals; and management’s assessment of future plans and operations, which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward - looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward - looking statements speak only as of the date they are made, and no duty to update forward - looking statements is assumed. Actual results could differ materially from those currently anticipated due to a number of factors. Such factors, among others, could have a mater ial adverse effect upon our business, results of operations and financial condition. Additional information about the factors and risks t hat could affect our business, financial condition and results of operations, are contained in our filings with the U.S. Securities and Exchan ge Commission, including, but not limited to, our Annual Reports on Form 20 - F and our Quarterly Reports on Form 6 - K, which are available at www.sec.gov . This presentation also contains or references certain industry data that is based upon information from independent industry pub lications, market research and surveys and other publicly available sources. Although the Company believes these sources to be generally re liable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availabilit y a nd reliability of data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has no t independently verified any of the data from third - party sources referred to in this presentation and accordingly, the Company ma kes no representation or warranty as to the origin, validity, accuracy, completeness, currency or reliability of the information in thi s presentation. Forward - looking statements 2

Agenda CEO Opening Remarks and Business Update Wei - Wu He, Ph.D. Chairman and Chief Executive Officer Pipeline Update Alexander Zukiwski, M.D. Chief Medical Officer and Executive Vice President Q&A 3

Business Highlights Transforming CASI into an autoimmune innovator Entered into the agreement regarding Precision Autoimmune Therapeutics. After the consummation of the transaction contemplated thereunder and divestiture of China Assets, CASI holds rights to CID - 103 in Japan and non - Asia regions Completion of Definitive Agreement for the Divestiture of Assets in China Pivots towards a US biotech focused on autoimmunity and organ transplant rejection, continues to evaluate multiple in - licensing opportunities in the autoimmune therapeutic area 4 CID - 103 represents an anti - CD38 “Franchise in a Product”, with multiple near - term milestones to deliver potential novel treatment options 4 CNCT19 and Evomela not transferred in agreement. Awards or settlements in Juventas and Acrotech disputes to be equally split per agreement

CID - 103 Clinical Update 5

A promising and advancing pipeline Phase 1 IND/CTA enabling Preclinical Discovery Focus Approach CID - 103 (anti - CD38 monoclonal antibody) ITP (Immune Thrombocytopenia) AMR (Anti - body Mediated Rejection) AA (Aplastic Anemia) PTLD ( Post - transplant lymphoproliferative disorder) Monotherapy (IV) 6

CID - 103 Pre - clinical Summary • Different binding epitope provides intellectual property coverage, diminished red blood cell binding and decreased pre - transfusion testing interference • Decreased Infusion related reactions relative to other but not all molecules in the class • Preclinical activity indicates potential increased potency relative to other molecules in the class 7

CID - 103: ITP dosing schedule • Priming dose on week 1 to diminish/avoid infusion related reactions • Weekly dosing weeks 2 - 6 • Q2week dosing week 8, 10 and 12 • Q4week dosing week 16, 20 and 24 for a maximum of 6 months 8

CID - 103: Approved ITP Study Design Part A Study Schematic Dose Escalation Study design allows for the testing of potential lower therapeutic doses and for testing of intermediate/higher dose levels. The dose/response relationship in ITP can be leveraged across other indications. 9

CID - 103: Approved ITP Study Design Part A Study Schematic Dose Escalation Study design allows for the testing of potential lower therapeutic doses and for testing of intermediate/higher dose levels. The dose/response relationship in ITP can be leveraged across other indications. Potential of only 1 patient per cohort 10

CID - 103: Approved ITP Study Design Part B Study Schematic T reatment and Assessment Plan An initial review of safety and efficacy will be completed by the SMC once approximately 24 evaluable subjects (8 subjects per arm) have completed approximately 6 weeks of treatment to determine if there is one or more sub - optimal dose(s) that should be closed to further recruitment or if dose / regimens require adjustment. 11

CASI - CID - 103 - 201 Preliminary Platelet and Safety Data for ITP 12

11 24 211 51 38 77 95 25 7 167 9 91 14 14 0 50 100 150 200 250 8601001 PLT Count (x 1,000/µl) - - 1 6 14 21 28 35 49 63 77 Patient 8601001 PLT Count (x 1,000/µl) 89 90 Methylprednisolone* 30 menorrhagia Continuation of Prednisolone and Herombopag Olamine combined treatment Day of the Study Day of CID - 103 Administration • pre - medication prior to the CID - 103 infusion, methylprednisolone 100 mg IV, after 2 nd CID - 103 infusion, the dose of methylprednisolone was reduced to 60 mg IV. • post CID - 103 infusion, oral corticosteroid (20 mg methylprednisolone or equivalent on each of the two days following all CID - 103 infusions (beginning the day after the infusion). Cohort 1 – patient #8601001 Platelet Count on 30mg/30mg Off Study 13

• pre - medication prior to the CID - 103 infusion, methylprednisolone 100 mg IV, after 2 nd CID - 103 infusion, the dose of methylprednisolone was reduced to 60 mg IV. Cohort 2 – patient #8601003 Platelet Count on 30mg/150mg 14

• pre - medication prior to the CID - 103 infusion, methylprednisolone 100 mg IV, after 2 nd CID - 103 infusion, the dose of methylprednisolone was reduced to 60 mg IV. • post CID - 103 infusion, oral corticosteroid (20 mg methylprednisolone or equivalent on each of the two days following all CID - 103 infusions (beginning the day after the infusion). Cohort 3 – patient #8601004 Platelet Count on 150mg/300mg 15

Total Cohort 3 （ 150mg/300mg ） Cohort 2 （ 30mg/150mg ） Cohort 1 （ 30mg/30mg ） AEs 8601004 8601003 8601001 DLT - Period Post DLT - Period DLT - Period Post DLT - Period DLT - Period 0 0 0 0 NA 0 DLT 12 0 0 2 (Cold - like symptoms,G1, Recovered ； Hypokalemia,G1,Recover ed) 9 1 (Urine white blood cell increased,G1, Recovered) TEAE 2 0 0 0 2 （ Aggravated iron deficiency anemia , G3, Recovere d ） 0 ≥ G3 TEAE 3 0 0 0 3 0 TRAE 2 0 0 0 2 （ Aggravated iron deficiency anemia,G3, Recovered ） 0 ≥ G3 TRAE 0 0 0 0 0 0 SAE 0 0 0 0 0 0 Related 0 0 0 0 0 0 IRR (grade) CID - 103 - 201 Summary Safety Data (cut - off date May 13, 2025) 16

CASI - CID - 103 - 202 AMR Study Update 17

CID - 103 IND status/FDA interactions • Recent FDA feedback via e - mail provided clear guidance, required CASI to submit a “acceptable” written response via e - mail to one last item • If the response is found acceptable by The Division of Transplant Medicine, the revised IND will be submitted ASAP 18

CID - 103: AMR Study Design Dose Escalation Study design allows for the testing of potential of intermediate dose levels. FDA has requested an End of Phase 1 meeting prior to starting Randomized Phase 2 study. 19

CASI Pharmaceuticals Inc. Q&A